Exhibit 19.2

protokinetix, Incorporated

POLICY ON
TRADING BLACKOUT PERIODS;
BENEFIT PLANS; AND
SECTION 16 REPORTING

This Policy was unanimously adopted by the Board of Directors of ProtoKinetix, Incorporated on July 8, 2019. It applies to the directors, certain executive officers and certain accounting personnel and consultants of the Company.

ProtoKinetix, Incorporated (the “Company”) has adopted this policy on Trading Blackout Periods, Benefit Plans and Section 16 Reporting (this “Policy”) to apply to each of the following persons: directors; the Company’s president, chief executive officer, chief operating officer, treasurer, chief financial officer, any vice president, and certain other officers who may be designated as such by resolution of the Board of Directors; accounting personnel who are involved in the preparation of an upcoming Form 10-Q or 10-K; or other Company personnel or consultants who may have knowledge of potentially material financial information (collectively, “Insiders”). This Policy should serve to guide the Insiders with regard to restrictions on their trading activity in stock of the Company, and stock of vendors and suppliers of the Company.

The Company reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time. The Company (by Board action) also reserves the right to determine that a person otherwise within the definition of “Insiders” is truly not an Insider for purposes of this Policy. This Policy must be strictly followed. Your attention is also drawn to the Company’s Insider Trading Policy which should, where the context permits, be read and complied with in conjunction with this Policy.

Persons Covered

This Policy applies to all Insiders (defined above). In this Policy, references to “you” include:

•	Your family members who reside with you;
•	Anyone else who lives in your household;
•	Any family members who do not live in your household but whose transactions in securities may be directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in securities);
•	Any entity which you control through ownership or management (such as a corporation, partnership, LLC or trust);
•	Any person to whom you have disclosed material, nonpublic information; and
•	Any person or entity acting on your behalf or on behalf of any individual or entity listed above.

You are responsible for making sure that the purchase or sale of any security covered by this Policy by any of the persons or entities listed above complies with this Policy.

Securities Covered

Although it is most likely that the “material, nonpublic information” you possess will relate to the common stock of the Company, the Company may from time to time issue other securities that are publicly traded and, therefore, subject to this Policy. In addition, this Policy applies to both purchases and sales of the securities of other entities, including the Company’s customers or suppliers and entities with which the Company may be negotiating major transactions (such as an acquisition, investment or sale of assets). Information that is not material to the Company may nevertheless be material to those entities. If there is any doubt as to whether information is material contact the Company’s Compliance Officer prior to taking action related to such information.

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“BLACKOUT” PERIODS

A “blackout” period is a period during which you may not execute transactions in Company securities, whether such transactions are buying or selling Company securities. Please bear in mind that even if a blackout period is not in effect, at no time may you trade in Company securities if you are aware of material, nonpublic information about the Company. For example, if the Company releases its quarterly financial results and you are aware of other material, nonpublic information not disclosed in the financial results, you may not trade in Company securities regardless of whether a blackout period is in effect.

Quarterly Financial Results Blackout Periods

You may not buy or sell Company securities at any time from the last day of each fiscal quarter or fiscal year of the Company through and including the two full business day period following the public release (a press release, a publicly accessible conference call or a governmental filing) of the financial results for such fiscal quarter or year.

For example, the third quarter of 2019 will end on September 30, 2019. If the Company issues its financial results for the third quarter of 2019 on November 14, 2019, you may not purchase or sell the Company’s common stock between September 30, 2019 and November 19, 2019. In accordance with this Policy, the Company will from time to time advise interested parties of the expected timing of its financial results.

Event-Specific Blackout Periods

The Company reserves the right to impose trading blackout periods from time to time when, in the judgment of the Company, a blackout period is warranted. A blackout period may be imposed for any reason, including the existence of nonpublic, material information about the Company, the anticipated issuance of interim financial results guidance or other material public announcements. The existence of an event-specific blackout period may not be announced, or may be announced only to those who are aware of the transaction or event giving rise to the blackout period. If you are made aware of the existence of an event-specific blackout period, you should not disclose the existence of such blackout period to any other person. Individuals that are subject to event-specific blackout periods will be contacted when these periods are instituted.

Rule 10b5-1 Plans

Persons subject to this Policy may trade in Company securities pursuant to a trading plan or arrangement satisfying the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934 and the requirements of this Policy (“Trading Plan”). A Trading Plan must be documented, bona fide and established at a time when persons subject to this plan do not possess inside information and a trading blackout is not in place. A Trading Plan must also specify the price, amount and date of trades or provide a formula or other mechanism to be followed. In addition, (i) a Trading Plan must provide that trades under the plan will not commence until at least 30 days following adoption of the plan; and (ii) no person subject to this Policy may have more than one Trading Plan in place at a time.

It is the individual’s responsibility to ensure that a Trading Plan meets all legal requirements. The individual must provide the Company a copy of the individual’s Trading Plan. Transactions pursuant to a pre-approved Trading Plan may take place during blackout periods, subject to the paragraph immediately below this one. Insiders are not required to obtain pre-clearance of Trading Plan transactions even when pre-clearance would otherwise be required under this Policy. However, following a trade, the details of the trade, including the number of shares traded and the price(s) paid or received, must be promptly reported to the Chief Financial Officer.

The Company reserves the right to require that additional provisions be included in a Trading Plan to ensure compliance with Rule 10b5-1 but the Company has no responsibility for compliance with Rule 10b5-1; compliance is the individual’s responsibility. The Company shall not impose requirements regarding specific trades or trading instructions. The Company may make public disclosures regarding the existence or terms of a Trading Plan if the Company deems it necessary or desirable to do so. The Company also reserves the right to require that transactions under a Trading Plan be suspended during periods when the Company believes that legal, contractual or regulatory restrictions could prohibit such transactions or make them undesirable. These might include periods during which officers and directors have agreed with underwriters that they will not sell Company securities for specified periods before and after a public offering, or periods in proximity to a public offering during which federal securities Regulation M prohibits purchases by affiliates of the Company.

Those individuals who wish to adopt a Trading Plan are encouraged to consult with their financial, tax and legal advisors to help ensure that a Trading Plan meets their objectives and complies with federal regulations and this Policy.

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Hardship Exceptions

If you have an unexpected and urgent need to sell Company securities in order to generate cash you may, in appropriate circumstances, be permitted to sell Company securities during a blackout period. Hardship exceptions may be granted only by the Company’s Chief Executive Officer and must be requested at least five business days in advance of the proposed transaction.

TRANSACTIONS UNDER COMPANY BENEFIT PLANS

The United States insider trading laws also restrict your ability to engage in certain transactions under the Company’s benefit plans, as described below:

Stock Option Exercises

You may exercise stock options for cash at any time. However, you may not sell the underlying shares of stock and you may not engage in a cashless exercise of a stock option through a broker (because this entails selling a portion of the underlying stock to cover the costs of exercise) while you possess material, nonpublic information.

SECTION 16 REPORTING

Company directors and officers of must file periodic reports regarding their ownership of Company securities pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are subject to disgorgement of “short-swing” profits pursuant to Section 16(b) of the Exchange Act. Violations of or failure to comply with these requirements can result in enforcement action by the United States Securities and Exchange Commission.

Directors and officers must pre-clear all transactions in Company securities with the Company’s Chief Executive Officer prior to executing such transactions. The Company will notify employees, consultants or officers if they are subject to Section 16.

POST-TERMINATION TRANSACTIONS

This Policy continues to apply to your transactions in Company securities even after your relationship with the Company has terminated, including any of its subsidiaries and affiliated companies. If you are aware of material, nonpublic information when your employment or service relationship terminates, you may not trade in Company securities until that information has been publicly released.

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